                         August 12, 2024

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attn:    Mr. Charles Eastman and Mr. Martin James
    Division of Corporation Finance
    Office of Manufacturing

Re:     Ideanomics, Inc.
    Form 10-K for the fiscal year ended December 31, 2023
    File No 1-35561

Ladies and Gentlemen:

We are in receipt of your letter dated July 29, 2024, related to the limited review by the staff of the Securities and Exchange Commission of the Form 10-K for the fiscal year ended December 31, 2023, of Ideanomics, Inc. (the “Company”). Set forth below is the staff’s comment in bold followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2023
General

1.     We note the Forms NT 10-Q and NT 10-Q/A you filed on May 15, 2024, and May 16, 2024, respectively. Please tell us when you plan to file your Form 10-Q for the quarterly period ended March 31, 2024.

At this time, the Company cannot state definitively when it will be able to file its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2024. The Company is pursuing, through potential funding sources and potential divestitures under negotiation, bringing in sufficient capital required to continue operations, including the costs related to filing such Reports and associated professional service fees. We continue to push for a resolution on these potential avenues of financing as soon as possible and will advise you immediately as and when we are in position to anticipate filing.

Sincerely,

Alfred P. Poor
Chief Executive Officer
1441 Broadway, Suite #5116, New York, NY 10018 | ideanomics.com